CUSIP NO. 045237AA2
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                      ASPECT TELECOMMUNICATIONS CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    045237AA2
                                 (CUSIP Number)

                            CHRISTOPHER HILBERT, ESQ.
                             MORGAN, LEWIS & BOCKIUS
                    101 PARK AVENUE, NEW YORK, NEW YORK 10178
                                 (212) 309-6830

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 31, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 045237AA2
                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  ROHIT MOJILAL DESAI
                  ###-##-####
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (A) / /
                                                               (B) /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                 AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or (e)                                                  / /

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 USA

--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
 NUMBER OF                                 0
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8  SHARED VOTING POWER
 OWNED BY                          1,082,488 SHARES
   EACH                    -----------------------------------------------------
 REPORTING                 9  SOLE DISPOSITIVE POWER
  PERSON                                   0
   WITH                    -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER
                                   1,082,488 SHARES
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,082,488 SHARES
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.45%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                  IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 045237AA2

                                  SCHEDULE 13D

1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  DESAI CAPITAL MANAGEMENT INCORPORATED
                  13-3229933
-------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (A) / /
                                                                        (B) /X/
--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*
                 AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
ITEMS 2(d) or (e)                                                           / /
--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
                 NEW YORK
--------------------------------------------------------------------------------
                           7  SOLE VOTING POWER
 NUMBER OF                                0
  SHARES                   -----------------------------------------------------
BENEFICIALLY               8  SHARED VOTING POWER
 OWNED BY                          1,082,488 SHARES
   EACH                    -----------------------------------------------------
 REPORTING                 9  SOLE DISPOSITIVE POWER
  PERSON                                   0
   WITH                    -----------------------------------------------------
                           10  SHARED DISPOSITIVE POWER
                                      1,082,488 SHARES
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,082,488 SHARES
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.45%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
                  IA, CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 045237AA2


Item 1.     Security and Issuer.

            This Statement relates to the Common Stock, $.01 par value, of Aspect Telecommunications Corporation (the "Company"). The address of the Company's principal executive offices is 1730 Fox Drive, San Jose, California 95131.


Item 2.     Identity and Background.

            This Statement is filed by Desai Capital Management Incorporated ("DCMI") and Rohit M. Desai, each of whom may be deemed to be the beneficial owners of securities owned directly by Equity-Linked Investors, L.P. ("ELI-I"), Equity-Linked Investors-II ("ELI-II") and five individually managed accounts for which DCMI provides investment advisory services on a discretionary basis (the "Individually Managed Accounts").

            ELI-I and ELI-II are each New York limited partnerships whose principal business is investing in a portfolio of convertible debt securities, convertible preferred stock and other debt securities with equity features.

            Rohit M. Desai Associates ("RMDA-I") is a New York general partnership and is the general partner of ELI-I. Rohit M. Desai Associates-II ("RMDA-II") is a New York general partnership and is the general partner of ELI-II. RMDA-I has no business activities other than acting as ELI-I's general partner. RMDA-II has no business activities other than acting as ELI-II's general partner. The partners of RMDA-I and RMDA-II are Rohit M. Desai, Katharine B. Desai and the Rohit M. Desai Family Trust (of which Katharine B. Desai and Joseph F. McDonald are the trustees under a trust agreement dated July 1, 1987).

            DCMI is a New York corporation whose principal business is that of an investment adviser. DCMI acts as investment adviser to ELI-I and ELI-II. The sole stockholder of DCMI is Rohit M. Desai. The directors of DCMI are Rohit M. Desai and Katharine B. Desai. Rohit M. Desai, Katharine B. Desai, Frank J. Pados, Jr., Damon H. Ball, Thomas P. Larsen, Paul A. Blaustein, Timothy R. Kelleher, Tom W. Perlmutter, Kathy T. Abramson and Catherine K. Janson are officers of DCMI (each a "Reporting Person" and collectively the, "Reporting Persons").

            The address of the principal business and principal office of DCMI is 540 Madison Avenue, 36th Floor, New York, New York 10022.
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CUSIP NO. 045237AA2
            The present principal occupation and employment of Rohit M. Desai, who is a citizen of the United States, is as the president, treasurer and chairman of the board of directors of DCMI and as the managing general partner of RMDA-I, the general partner of ELI-I, and as the managing general partner of RMDA-II, the general partner of ELI-II. The present principal occupation and employment of Katharine B. Desai, who is a United States citizen, is as the secretary and director of DCMI. The present principal occupation and employment of Joseph F. McDonald, who is a United States citizen, is as a member of the law firm of Morgan, Lewis & Bockius LLP. The present principal occupation and employment of Frank J. Pados, Jr., who is a United States citizen, is as executive vice president of DCMI. The present principal occupation and employment of Damon H. Ball, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Thomas P. Larsen, who is a United States citizen, is as senior vice president of DCMI. The present principal occupation and employment of Paul A. Blaustein, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Timothy R. Kelleher, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Tom W. Perlmutter, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Kathy T. Abramson, who is a United States citizen, is as vice president of DCMI. The present principal occupation and employment of Catherine K. Janson, who is a United States citizen, is as vice president of DCMI. The business address of each of these individuals, except Joseph F. McDonald, is the same as that of DCMI. The business address of Joseph F. McDonald is c/o Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178.

            During the last five years neither ELI-I, RMDA-I, ELI- II, RMDA-II, DCMI, the Rohit M. Desai Family Trust, Joseph F. McDonald, nor any Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither ELI-I, RMDA- I, ELI-II, RMDA-II, DCMI, the Rohit M. Desai Family Trust, Joseph F. McDonald, nor any Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.


Item 3.     Source and Amount of Funds or Other Consideration.

            ELI-I has acquired 626,412 shares of the Company's Common Stock; ELI-II has acquired 449,232 shares of the Company's Common Stock.
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CUSIP NO. 045237AA2

        One of the Individually Managed Accounts acquired 1,600 shares of the Company's Common Stock; one of the Individually Managed Accounts acquired 400 shares of the Company's Common Stock; one of the Individually Managed Accounts acquired 1,100 shares of the Company's Common Stock; one of the Individually Managed Accounts acquired 900 shares of the Company's Common Stock; one of the Individually Managed Accounts acquired 2,545 shares of the Company's Common Stock and the other Individually Managed Account acquired 300 shares of the Company's Common Stock.

        In making the purchases described above, (i) ELI-I used working capital from its operating account, which is funded by capital contributions from ELI-I's limited partners and gains and proceeds from ELI-I's investment portfolio, (ii) ELI-II used working capital from its operating account, which is funded by capital contributions from ELI-II's limited partners and gains and proceeds from ELI-II's investment portfolio, and (iii) each of the Individually Managed Accounts used funds on deposit in their respective accounts with DCMI.


Item 4.     Purpose of Transaction.

            Each of ELI-I, ELI-II, and the Individually Managed Accounts have acquired securities of the Company in the ordinary course of their respective businesses solely for investment purposes. The Debentures grant the holders thereof the right to convert the Debentures into shares of the Company's Common Stock at the rate of $38.876 of principal amount of Debentures per share exchanged thereof, subject to adjustment.

            Neither ELI-I, ELI-II, RMDA-I, RMDA-II, the Individually Managed Accounts, DCMI, the Rohit M. Desai Family Trust, Joseph F. McDonald, nor any Reporting Person has any plans or proposals which relate to or would result in:

            (a) the acquisition by any person of additional securities of the issuer or the disposition of securities of the Company, except that ELI-I, ELI-II, the Individually Managed Accounts, and/or DCMI may from time to time and in furtherance of their respective investment programs, acquire (for investment) or dispose of the Debentures, the Common Stock or any other securities of the issuer;

            (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

            (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
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CUSIP NO. 045237AA2
            (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

            (e) any material change in the present capitalization or dividend policy of the issuer;

            (f) any other material change in the issuer's business or corporate structure;

            (g) any change in the issuer's charter or by-laws;

            (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

            (j) any action similar to those enumerated above.


Item 5.     Interest in Securities of the Issuer.

        ELI-I and ELI-II in the aggregate directly hold 1,075,643 shares of the Company's Common Stock. The Individually Managed Accounts in the aggregate directly hold 4,300 shares of the Company's Common Stock. For purposes of this
Schedule 13D,each of DCMI and Rohit M. Desai could be deemed to be the beneficial owner of securities held by ELI-I, ELI-II, and the Individually Managed Accounts; the combined total of such holdings is 1,082,488 shares of the Company's Common Stock (after conversion), which would constitute beneficial ownership of approximately 4.45% of the outstanding shares of the Company's Common Stock.

        The power to vote, to convert, or to dispose of or to direct the voting, conversion, or disposal of Common Stock or Debentures held by ELI-I is vested in RMDA-I as general partner of ELI-I, but such decisions (and similar decisions with respect to the rest of ELI-I's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-I and DCMI. The power to vote, to convert, to dispose of, or to direct the voting, conversion or disposal of, any Common Stock or Debentures held by ELI-II is vested in RMDA-II as general partner of ELI-II, but such decisions (and similar decisions with respect to the rest of ELI-II's investment portfolio) may also be made by DCMI under an investment and advisory agreement between ELI-II

CUSIP NO. 045237AA2
and DCMI. The power to vote or dispose of, or to direct the voting or disposal of, any Common Stock held by the Individually Managed Accounts is vested in DCMI under investment and advisory agreements between the Individually Managed Accounts and DCMI. Rohit M. Desai is the managing general partner of RMDA-I and RMDA-II and the sole stockholder, chairman of the board of directors, president and treasurer of DCMI. Katharine B. Desai is the secretary and a director of DCMI, a general partner of RMDA-I and RMDA-II and a trustee of the Rohit M. Desai Family Trust. The Rohit M. Desai Family Trust is a general partner of RMDA-I and RMDA-II. Joseph F. McDonald is a trustee of the Rohit M. Desai Family Trust. Frank J. Pados, Jr., is the executive vice president of DCMI. Damon H. Ball and Thomas P. Larsen are senior vice presidents of DCMI. Timothy R. Kelleher, Tom W. Perlmutter, Kathy T. Abramson, Catherine K. Janson and Paul A. Blaustein are vice presidents of DCMI.

            Accordingly for purposes of Schedule 13D, ELI-I, ELI-II, RMDA-I, RMDA-II, the Individually Managed Accounts, DCMI and Rohit M. Desai may each be deemed to share the power to vote or to direct the vote and may be deemed to share the power to dispose or to direct the disposition with respect to the securities held by ELI-I, ELI-II, the Individually Managed Accounts and the Montgomery Accounts.

            Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, DCMI, RMDA-I, RMDA-II, the Rohit M. Desai Family Trust, Joseph F. McDonald and each Reporting Person hereby declare that the filing of this Statement shall not be construed as an admission that any person other than ELI-I, ELI-II or the Individually Managed Accounts is the beneficial owner of any securities covered by this Statement, or that ELI-I, ELI-II or the Individually Managed Accounts is the beneficial owner of any securities held by the other.

            No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.

            On October 10, 1996, ELI-I converted $6,850,000 principal amount of the Debentures into 352,412 shares of the Company's Common Stock. On October 10, 1996, ELI-II converted S4,825,000 principal amount of the Debentures into 248,232 shares of the Company's Common Stock.

            During the sixty days preceding the filing of this Schedule, no transactions in the class of securities reported were effected by any persons reporting on this Schedule, other than those described in the preceding paragraphs.

CUSIP NO. 045237AA2
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Neither ELI-I, ELI-II, RMDA-I, RMDA-II, the Individually Managed Accounts, DCMI, the Rohit M. Desai Family Trust, Joseph F. McDonald, nor any Reporting Person is party to any other contract, arrangement, understanding or relationship specifically relating to any securities of the Company.

            ELI-I, ELI-II and the Individually Managed Accounts have each contracted with DCMI for DCMI to provide investment advisory and other services to each of ELI- I, ELI-II and the Individually Managed Accounts. Pursuant to their respective investment and advisory contracts, DCMI may exercise investment power and voting power with respect to the investment portfolios of ELI-I, ELI-II and the Individually Managed Accounts. For its services under these investment and advisory agreements, DCMI receives a management fee from each of ELI-I, ELI-II and the Individually Managed Accounts
generally based on the value of their   respective portfolios.


Item 7.     Material to be Filed as Exhibits.

            1. Power of Attorney authorizing Kathy T. Abramson to sign on behalf of Rohit M. Desai.

            Material Previously Filed as Exhibits.

            2. Joint Filing Agreement regarding the filing of this Statement.

            3. Investment and Advisory Agreement between ELI-I and DCMI, as amended.

            4. Investment and Advisory Agreement between ELI-II and DCMI, as amended.

CUSIP NO. 045237AA2


            After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1, is true, complete and correct.

Date:  November 12, 1996                    DESAI CAPITAL MANAGEMENT
                                            INCORPORATED



                                            By: /s/ Kathy T. Abramson
                                                ----------------------
                                                Kathy T. Abramson
                                                Attorney-in-fact for
                                                Rohit M. Desai, President


                                                /s/  Kathy T. Abramson
                                                ------------------------
                                                Kathy T. Abramson
                                                Attorney-in-fact for
                                                Rohit M. Desai